

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

P-J. Sivignon
Executive Vice-President and
Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

Re: **Koninklijke Philips Electronics N.V.**
        Form 20-F for the fiscal year ended December 31, 2009
        Filed February 22, 2010
        File No. 001-05146-01

Dear Mr. Sivignon:

We have reviewed your letter dated May 3, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Phillips Annual Report, Exhibit 15(B)

Group Financial Statements, page 155

Consolidated Statements of Income, page 155

1.   While we note your disclosure of depreciation, amortisation and employee benefit expenses, please also discuss your consideration of disclosing additional information on the nature of expenses to meet the objectives of the statement.

Receivables, page 168

2.   Further to your response to prior comment 8, please explain how you considered each of
        the criteria in paragraph 19 of IAS 39 in determining you had transferred a financial
        asset. Please also discuss how you determine whether you have retained control of the
        financial asset in determining the appropriate accounting under paragraph 20(c) of IAS
        39.

        You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3604 if you have
questions regarding comments on the financial statements and related matters. Please contact
Alicia Lam at (202) 551-3316 or Dan Morris at (202) 551-3601 if you have questions on other
comments.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant